                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                  TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 4)(1)


                            PRICE LEGACY CORPORATION
  ----------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.0004 PER SHARE
  ----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    74144P502
  ----------------------------------------------------------------------------
                                 (CUSIP Number)

                                   MARK DAITCH
                               THE 520 GROUP, LLC
                         7979 IVANHOE AVENUE, SUITE 520
                           LA JOLLA, CALIFORNIA 92037
                            TELEPHONE (858) 551-2321
  ----------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                DECEMBER 21, 2004
  ----------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 pages)


--------------

        1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 74144P502              SCHEDULE 13D/A                PAGE 2 OF 6 PAGES


--------------------------------------------------------------------------------
     NAME OF REPORTING PERSONS
1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     The 520 Group, LLC
     81-0632131

--------------------------------------------------------------------------------
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                                    (a) [_]
                                                                     (b) [X]
--------------------------------------------------------------------------------
     SEC USE ONLY
3
--------------------------------------------------------------------------------
     SOURCE OF FUNDS
4
     WC, OO
--------------------------------------------------------------------------------
     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
5    PURSUANT TO ITEMS 2(d) or 2(e)                                      [_]

--------------------------------------------------------------------------------
     CITIZENSHIP OR PLACE OF ORGANIZATION
6
     California
--------------------------------------------------------------------------------
                                  SOLE VOTING POWER
        NUMBER OF            7
                                  0
         SHARES              ---------------------------------------------------
                                  SHARED VOTING POWER
      BENEFICIALLY           8
                                  0
        OWNED BY             ---------------------------------------------------
                                  SOLE DISPOSITIVE POWER
     EACH REPORTING          9
                                  0
         PERSON              ---------------------------------------------------
                                  SHARED DISPOSITIVE POWER
          WITH               10
                                  0
--------------------------------------------------------------------------------
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
     0
--------------------------------------------------------------------------------
     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
     [_]
--------------------------------------------------------------------------------
     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
     0.0%
--------------------------------------------------------------------------------
     TYPE OF REPORTING PERSON*
14
     OO - Limited Liability Company
--------------------------------------------------------------------------------

                     * See instructions before filling out!

CUSIP NO. 74144P502              SCHEDULE 13D/A                PAGE 3 OF 6 PAGES


--------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
1     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Barry McComic

--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                                  (a) [_]
                                                                   (b) [X]
--------------------------------------------------------------------------------
      SEC USE ONLY
3
--------------------------------------------------------------------------------
      SOURCE OF FUNDS
4
      OO
--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
5     PURSUANT TO ITEMS 2(d) or 2(e)                                   [_]

--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
6
      United States of America
--------------------------------------------------------------------------------
                                SOLE VOTING POWER
       NUMBER OF           7
                                0
        SHARES             -----------------------------------------------------
                                SHARED VOTING POWER
     BENEFICIALLY          8
                                0
       OWNED BY            -----------------------------------------------------
                                SOLE DISPOSITIVE POWER
    EACH REPORTING         9
                                0
        PERSON             -----------------------------------------------------
                                SHARED DISPOSITIVE POWER
         WITH              10
                                0
--------------------------------------------------------------------------------
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
     0
--------------------------------------------------------------------------------
     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
     [_]
--------------------------------------------------------------------------------
     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
     0.0%
--------------------------------------------------------------------------------
     TYPE OF REPORTING PERSON*
14
     IN
--------------------------------------------------------------------------------

                     * See instructions before filling out!

CUSIP NO. 74144P502              SCHEDULE 13D/A                PAGE 4 OF 6 PAGES


--------------------------------------------------------------------------------
     NAME OF REPORTING PERSONS
1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Mark Daitch

--------------------------------------------------------------------------------
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                                (a) [_]
                                                                 (b) [X]
--------------------------------------------------------------------------------
     SEC USE ONLY
3
--------------------------------------------------------------------------------
     SOURCE OF FUNDS
4
     OO
--------------------------------------------------------------------------------
     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
5    PURSUANT TO ITEMS 2(d) or 2(e)                                  [_]

--------------------------------------------------------------------------------
     CITIZENSHIP OR PLACE OF ORGANIZATION
6
     United States of America
--------------------------------------------------------------------------------
                                SOLE VOTING POWER
      NUMBER OF            7
                                0
       SHARES              -----------------------------------------------------
                                SHARED VOTING POWER
    BENEFICIALLY           8
                                0
      OWNED BY             -----------------------------------------------------
                                SOLE DISPOSITIVE POWER
   EACH REPORTING          9
                                0
       PERSON              -----------------------------------------------------
                                SHARED DISPOSITIVE POWER
        WITH               10
                                0
--------------------------------------------------------------------------------
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
     0
--------------------------------------------------------------------------------
     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
     [_]
--------------------------------------------------------------------------------
     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
     0.0%
--------------------------------------------------------------------------------
     TYPE OF REPORTING PERSON*
14
     IN
--------------------------------------------------------------------------------

                     * See instructions before filling out!

CUSIP NO. 74144P502              SCHEDULE 13D/A                PAGE 5 OF 6 PAGES


        This Amendment No. 4 to Schedule 13D relates to the common stock, par value $0.0004 per share, of Price Legacy Corporation ("Price Legacy Common Stock"), a Maryland corporation ("Price Legacy"), and further amends the
Schedule 13D, jointly filed by The 520 Group, LLC, a California limited liability company (the "520 Group"), Barry McComic, a natural person, and Mark Daitch, a natural person, with the Securities and Exchange Commission (the "SEC") on December 29, 2003 (the "Original 13D"), as amended by Amendment No. 1 thereto, filed with the SEC on January 8, 2004, Amendment No. 2 thereto, filed with the SEC on March 19, 2004, and Amendment No. 3 thereto, filed with the SEC on June 23, 2004 (the Original 13D, as so amended, being the "Schedule 13D"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended to include the following information:

     (a)-(c) On December 21, 2004, PL Acquisition Corp. merged with and into Price Legacy (the "Merger"). Pursuant to the terms of the Merger, each share of Price Legacy Common Stock was converted into the right to receive $19.097 in cash.

                Immediately prior to the Merger, the 520 Group beneficially owned 9,043,296 shares of Price Legacy Common Stock. Pursuant to the Merger, those 9,043,296 shares were converted into the right to receive an aggregate of $172,699,823.71 in cash, and the 520 Group ceased to beneficially own any Price Legacy Common Stock.

                Immediately prior to the Merger, Mr. McComic did not beneficially own any Price Legacy Common Stock, except to the extent that he may have been deemed to have beneficially owned, by virtue of his position as a manager of the 520 Group, the Price Legacy Common Stock beneficially owned by the 520 Group. As a result of the Merger, Mr. McComic ceased to beneficially own any Price Legacy Common Stock, including any Price Legacy Common Stock that he may have been deemed to have beneficially owned.

                Immediately prior to the Merger, Mr. Daitch directly owned 3,405 shares of Price Legacy Common Stock over which he had sole voting and dispositive power. Other than those 3,405 shares, Mr. Daitch did not beneficially own any Price Legacy Common Stock immediately prior to the Merger, except to the extent that he may have been deemed to have beneficially owned, by virtue of his position as a manager of the 520 Group, the Price Legacy Common Stock beneficially owned by the 520 Group. As a result of the Merger, those 3,405 shares were converted into the right to receive an aggregate of $65,025.29 in cash, and Mr. Daitch ceased to beneficially own any Price Legacy Common Stock, including any Price Legacy Common Stock that he may have been deemed to have beneficially owned.

     (d)        Not applicable.

     (e)        December 21, 2004.

CUSIP NO. 74144P502              SCHEDULE 13D/A                PAGE 6 OF 6 PAGES


                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  December 23, 2004


                                         THE 520 GROUP, LLC

                                         /s/ Mark Daitch
                                         ---------------------------------------
                                         By:        Mark Daitch
                                         Title:     Manager



                                         BARRY MCCOMIC

                                         /s/ Barry McComic
                                         ---------------------------------------



                                         MARK DAITCH

                                         /s/ Mark Daitch
                                         ---------------------------------------